UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-K
CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): February 27, 2006



BRUNSWICK CORPORATION

(Exact Name of Registrant Specified in Charter)

Delaware	001-01043	36-0848180
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 N. Field Court
Lake Forest, Illinois   **60045-4811**
(Address of Principal Executive Offices)   **(Zip Code)**

Registrant's telephone number, including area code: (847) 735-4700

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240, 14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240, 13e-4(c))

Item 8.01 Other Events.

On February 27, 2006, the Company issued a news release announcing the appointment of Peter B. Hamilton as President – Brunswick Boat Group, John E. Stransky as President – Life Fitness Division and Warren N. Hardie as President – Brunswick Bowling & Billiards. The Company also announced the appointment of Richard C. Stone as President of the Sea Ray Division, replacing Cynthia M. Trudell, who has resigned.

The news release announcing the appointments is furnished as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits.

99.1 News Release dated February 27, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRUNSWICK CORPORATION

Dated: February 27, 2006   By: /s/ MARSCHALL I. SMITH
                                              Name: Marschall I. Smith
                                              Title: Vice President, General Counsel and Secretary

Exhibit 99.1



Brunswick Corporation 1 N. Field Court Lake Forest, IL 60045
Telephone 847.735.4700 Facsimile 847.735.4750
www.brunswick.com

Release: IMMEDIATE
Contact: Dan Kubera
                   Director – Media Relations and Corporate Communications
Phone: 847-735-4617

PETER B. HAMILTON NAMED PRESIDENT – BRUNSWICK BOAT GROUP; JOHN E. STRANSKY NAMED PRESIDENT – LIFE FITNESS DIVISION; WARREN N. HARDIE NAMED PRESIDENT – BRUNSWICK BOWLING & BILLIARDS

LAKE FOREST, Ill., Feb. 27, 2006 – Brunswick Corporation (NYSE: BC) announced today that Peter B. Hamilton has been named president – Brunswick Boat Group, reporting to Dustan E. McCoy, Brunswick chairman and chief executive officer.

Hamilton replaces McCoy, who was elected chairman and chief executive officer in December 2005. Most recently, Hamilton, 59, was president of Brunswick's Life Fitness Division, having assumed that responsibility in February 2005. He continues to serve as vice chairman of Brunswick Corporation. Previously, he had served as president – Brunswick Bowling & Billiards since 2000. Prior positions held by Hamilton at Brunswick are executive vice president and chief financial officer from 1998 to 2000, and senior vice president and chief financial officer from 1995 to 1998. Prior to joining Brunswick in 1995, he was vice president and chief financial officer of Cummins, Inc. from 1988 to 1995. Hamilton received his bachelor of arts degree from Princeton University and his law degree from Yale Law School.

"Peter has a broad range of operating management and corporate experience, which will serve him well as he takes over the Brunswick Boat Group, the company's largest division," said McCoy. "Under his leadership, both our Life Fitness Division and Brunswick Bowling and Billiards Division have improved their financial performance and operating margins. The Boat Group will benefit from Peter's insights and leadership."

Stransky to head Life Fitness

John E. Stransky, currently president – Brunswick Bowling & Billiards, has been named president – Life Fitness Division, succeeding Hamilton.

Stransky, 54, assumed his current position in 2005, after leading the resurgence of Brunswick Billiards, where he had been president since 1998. "During his seven years at Billiards, John oversaw a very successful and comprehensive re-branding effort, which made the Brunswick legacy come alive, while attracting customers with exciting new products and traditional craftsmanship," McCoy said. "John's energy and vision will be valuable assets as he takes over his new role."

Stransky joined Brunswick in 1981 as product manager for pins, finishes and supplies in Brunswick Bowling. During the next 17 years, he held various positions of increasing responsibility with the Bowling division, including vice president of capital equipment sales from 1993 through 1996 and vice president of the electronics unit from 1996 to 1998. He holds a bachelor's degree from the University of Kansas and his MBA from the University of Arizona.

Hardie to head Brunswick Bowling & Billiards

Warren N. Hardie, 55, will succeed Stransky as president – Brunswick Bowling & Billiards. Most recently president – bowling retail, Hardie was responsible for the management and performance of more than 100 Brunswick-owned and operated bowling centers around the world. He had held that position since 1998. Hardie had originally joined Brunswick in 1997 as senior vice president – Brunswick Indoor Recreation Group.

Prior to Brunswick, Hardie had distinguished himself in the restaurant industry, serving as president of Kettle Restaurants, Inc. from 1995 to 1997 and in a number of positions of increasing responsibility with Denny's Inc. from 1981 to 1995. When he left Denny's, Hardie was vice president – international operations and franchising. Hardie has a bachelor's degree from the University of Nevada – Las Vegas.

(more)

"Warren has injected the right balance of enthusiasm and discipline in creating the family friendly atmosphere at Brunswick bowling centers," McCoy said. "He has helped expand our very successful Brunswick Zone concept, while improving the operational expertise and performance of this steady contributor to Brunswick's continuing success."

Stone to head Sea Ray

The company also announced that Richard C. Stone, 50, has been named president of its Sea Ray Division, reporting to Hamilton. He succeeds Cynthia M. Trudell, who has resigned. Most recently, Stone served as chief financial officer of the Brunswick Boat Group, as well as managing director of the company's Sealine International business unit, based in Kidderminster, United Kingdom.

Stone joined Sea Ray in 1985, as vice president and controller. During his 16 years at Sea Ray, he held various positions of increasing responsibility rising to senior vice president and chief financial officer before being named CFO of the Brunswick Boat Group in 2001. He holds a bachelor's degree in accounting from Northern Arizona University and has completed the Program for Management Development at Harvard University.

About Brunswick
Headquartered in Lake Forest, Ill., Brunswick Corporation endeavors to instill "Genuine Ingenuity"™ in all its leading consumer brands, including Mercury and Mariner outboard engines; Mercury MerCruiser sterndrives and inboard engines; MotorGuide trolling motors; Teignbridge propellers; MotoTron electronic controls; Northstar marine electronics; Navman marine and GPS-based products; IDS dealer management systems; Albemarle, Arvor, Baja, Bayliner, Bermuda, Boston Whaler, Cabo Yachts, Crestliner, HarrisKayot, Hatteras, Lowe, Lund, Maxum, Meridian, Örnvik, Palmetto, Princecraft, Quicksilver, Savage, Sea Boss, Sea Pro, Sea Ray, Sealine, Triton, Trophy, Uttern and Valiant boats; Attwood marine parts and accessories; Land 'N' Sea, Benrock and Kellogg Marine parts and accessories distributor; Life Fitness, Hammer Strength and ParaBody fitness equipment; Brunswick bowling centers, equipment and consumer products; Brunswick billiards tables; and Valley-Dynamo pool, Air Hockey and foosball tables. For more information, visit www.brunswick.com.

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